EXHIBIT 99

Letter to Our Shareholders:

Our company performed very well in 2006, delivering record sales and profits. Sales grew by a solid 27%, increasing to $138 million from $109 million in 2005. Net income more than doubled, rising to $9.7 million from $4.4 million. This level of earnings represents a 21% return on investment for the year as compared to a 10% return in 2005.

We are also pleased that year-to-year quarterly sales comparisons were favorable throughout 2006. By the end of the year, we had completed 17 consecutive quarters in which sales surpassed their year-earlier levels. Based on our improved backlog--$38 million at the end of 2006 compared to $17 million at the end of 2005--we anticipate that this trend will continue into 2007.

Our gross margin and operating cash flow improved as well. Gross margin increased to 25% from 23% in 2005, while operating cash flow increased to $8 million from $5 million.

Several factors contributed to last year's excellent performance, including lean manufacturing techniques that improved our productivity; continued product innovation; and a strengthened supply chain that enabled us to successfully meet our commitments. But the most significant factor was a $31 million military contract awarded to the Company. The contract called for our Eberhard division to design and manufacture door latching systems for a project to retrofit military Humvees with improved armor. This military business especially benefited our fourth-quarter results.

Other noteworthy events of 2006 included the following.

     -- In April of 2006, we announced a 9% ($.01 per share) increase in our regular quarterly stock dividend. The increase reflected our confidence in the Company's continuing success and our desire that shareholders participate in that success. Eastern has made regular dividend payments for the last 66 years. The dividend of $.08 per share paid in December 2006 was our 265th consecutive payment.

     -- As another sign of our confidence in the Company, in September of 2006 we announced a stock split whereby our shareholders would receive one additional share of common stock for every two shares they owned. We believed that the stock split would bring our share price to a level that would be attractive to individual investors; improve the liquidity of our stock; and increase the shareholder base of the Company.

     -- Also in September, we acquired the assets and business of The Royal Lock Corporation, based in Wauconda, Ill. We are integrating this business into our Illinois Lock division, which is part of the Security Products segment. The acquisition will expand our range of lock and hardware products and broaden our marketing and distribution capabilities. The full impact of this acquisition will be reflected in our 2007 operating results.

     -- In November of 2006, we purchased the assets of Summit Manufacturing, Inc., based in Newington, CT. Through the purchase we acquired a line of latches sold primarily to the major appliance market. This product will enable our Greenwald division to extend its reach into markets beyond commercial laundry, which the division currently serves.


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Segment Results

The Industrial Hardware Group had an extremely successful year, even apart from the favorable impact of the military contract. Sales increased 40% to $75 million from $54 million in 2005, while operating earnings increased 151% to $13.1 million from $5.2 million. New and improved products were responsible for all of the sales increase.

We received our first orders under the military contract in September 2006. The awarding of this contract was a significant tribute to the engineering expertise of the Eberhard division, since the contract called for the design of a very complex door latching system. We congratulate the men and women of the Eberhard division not only for their expertise but also for being able to meet this contract's very demanding production requirements and delivery schedules. The contract will be fulfilled in April 2007, but we are seeking additional opportunities to supply custom latching and locking mechanisms for use on other military vehicles.

The Security Products Group turned in mixed results. Sales grew by 13% to $50 million from $44 million in 2005. However, operating profits decreased 1% to $4.5 million from $4.6 million. Prices for raw materials such as zinc, stainless steel and brass increased significantly during the year, but the competitive nature of this business prevented us from raising the prices of our products. As a result, our margins were adversely affected.

While we are pleased with the segment's overall sales performance in 2006, it was somewhat constrained by a decrease in our sales of drop meters, meter cases and smart card systems for the commercial laundry industry. The decrease was partly due to the merger of Whirlpool and Maytag during 2006. Following the merger, the companies began to rationalize their product line offerings for the commercial laundry industry, in some cases delaying the completion of new product design and the release of new orders for delivery of the products we sell to them. In the coming year, we expect our sales and earnings to improve as we integrate the products added through our Royal Lock and Summit Manufacturing acquisitions. We do not expect to incur any additional overhead expenses in connection with those acquisitions.

The Metal Products Group achieved a 19% increase in sales, but again experienced an operating loss. Sales grew to $13 million from $11 million in 2005. The 2006 operating loss of $1.8 million was comparable to the 2005 result.

In previous reports to you, I had discussed our restructuring plans for our Metal Products facility. The primary goal of that restructuring was to enable us to cast greater quantities of ductile iron in addition to casting malleable iron. We would then be in a stronger position to execute our sales and marketing plans for ductile iron.

In making the required modifications, we experienced some "bumps in the road," such as equipment glitches and learning curves. But the project has essentially been completed, and we expect to see more positive results from the Metal Products Group in 2007. In addition, we continue to firmly believe that coal will play a dominant role in meeting global energy requirements. Sales of our proprietary roof anchors for the mining industry could benefit greatly from increasing underground coal mining activity worldwide.


Outlook

In all of our operating units, we will continue to confront the challenge of improving or at least maintaining our operating profit margins, particularly in the face of global competition. We have achieved higher levels of efficiency by applying a variety of techniques and disciplines in our manufacturing processes. However, in many instances, we have found it necessary to outsource product to our World Lock and World Security subsidiaries in Taiwan and Hong Kong and to our Eastern Industrial subsidiary in Shanghai. We have also utilized non-affiliated Asian sources. Despite the need to outsource many of our requirements, we have been able to maintain our levels of employment and skills in the United States. We expect these conditions to continue.

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Looking ahead, I believe that we are in a good  competitive  position and strong financial condition, and these advantages will enable us to sustain profitable growth.

In the area of corporate governance, regulatory agencies and professional organizations in 2006 spent considerable time studying and discussing Section 404 of the Sarbanes-Oxley Act. Section 404 requires publicly traded companies to document, test and assess their internal financial controls. The discussions mainly dealt with providing compliance relief to "smaller companies" in order to alleviate the extensive effort and expenditure involved in reaching compliance with Section 404.

We had hoped that such compliance relief might be coming our way. However, based on the current regulations and our current market capitalization, we are no longer considered a smaller company as that term was defined. Therefore, we are continuing with our compliance efforts. To date, the Company has completed the required documentation and has proceeded to perform preliminary testing of its internal controls. Further testing will occur during 2007.

We expect to be subject to full compliance with Section 404 requirements for the 2007 fiscal year. This means that our 2007 Form 10-K must incorporate the mandated disclosures, including management's evaluation of internal controls over financial reporting, and our independent public accounting firm's certification of those controls.

The enclosed 10-K report contains the detailed and audited financial reports of the Company for 2006. I urge all of you to read it.

I thank our shareholders for their support and confidence, our employees for their dedication and hard work, and our directors for their wise counsel.


/s/Leonard F. Leganza
---------------------
Leoanrd F. Leganza
Chairman, President and Chief Executive Officer



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